June 30, 2015
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Ms. Melissa Raminpour
Ms. Claire Erlanger
Re: Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2014
Response Dated June 16, 2015
File No. 001-32601

Ms. Raminpour and Ms. Erlanger:
Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 16, 2015 with respect to the Company’s Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.
The Company acknowledges the following:

●	Live Nation is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K; and

●	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

Brian J. Capo
Senior Vice President and Chief Accounting Officer
cc: Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for the Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 30

Comment 1. We note from your response to our prior comment 2 that the table illustrating the reconciling item titled “Differences between foreign and United States statutory rates” includes adjustments for goodwill impairment and Luxembourg ruling benefit, which result in an additional $25 million benefit.

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Please explain to us how you calculated or determined this $25 million benefit. In this regard, please tell us the tax-effected amount associated with the non-deductible goodwill impairment of $117 million.

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In light of the fact that your response indicates that the goodwill impairment is not deductible for tax purposes (implying additional tax expense), please explain to us why it appears from your response that this goodwill impairment plus the Luxembourg tax benefit, results in an increase to the tax benefit.

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We note from Note 9 that the reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense includes a separate line item titled “Nondeductible items”, which is disclosed as primarily relating to the 2014 goodwill impairment that is not deductible for tax purposes. Please clarify for us whether the tax effects of this 2014 goodwill impairment is included in both the $55 million reconciling item titled “Nondeductible items” and the $10.7 million reconciling item titled “Differences between foreign and U.S. statutory rates.” If the 2014 goodwill impairment is not included in the line “Nondeductible items,” please tell us the reasons for the significant increase in this line.

Response: The table included in the Company’s prior response that the Staff refers to reconciles its reported foreign pre-tax loss at U.S. statutory rates to the loss at foreign statutory rates, adjusted for two items in order to reconcile to the reported amount on the rate reconciliation table in the 2014 Form 10-K. The two items are as follows:

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The $10 million rate benefit in Luxembourg relates to certain tax rulings and enacted tax laws which reduced the Luxembourg tax expense, resulting in a net provision of less than $1 million during the year ended December 31, 2014. The Company has included this benefit in calculating the “Differences between foreign and United States statutory rates”. These tax rulings are further discussed in the response to Comment 2 below.

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The $15 million adjustment removes the impacts of the tax rate differences between the goodwill impairment of $117 million taxed at the U.S. statutory rate of 35% ($41 million) and the goodwill impairment taxed at the respective jurisdictional rates ($26 million). The adjustment was to add this back for purposes of the reconciliation as the entire $41 million was included in the "Nondeductible items."

The goodwill impairment is nondeductible; therefore, included in the “Nondeductible items” is a calculated tax expense of $41 million (representing the $117 million impairment at the 35% U. S. statutory rate). This is included in the reconciliation as a tax benefit is calculated on the 2014 goodwill impairment in the first line of the tax rate reconciliation in the footnote (“Income tax benefit at United States statutory rates”). The Company excluded the pre-tax impacts of the goodwill impairment in determining the “Differences between foreign and U.S. statutory rates.” No income tax benefit was recognized on the goodwill impairment recorded in 2014.

Comment 2. We note from your response to our prior comment 2 that part of the tax rate adjustments in 2014, which contributed to the tax benefit, was an actual statutory tax rate in Luxembourg that is different than the published statutory rate due to tax rulings received. Please tell us the nature of the tax rulings and any risks and uncertainties associated with those tax rulings, including expiration dates.

Response: The Luxembourg companies have obtained rulings from the Luxembourg tax authorities during the period of November 2008 to July 2014 confirming the Company’s tax positions under the current tax rules in Luxembourg. These rulings related to income earned by certain of the entities and the deductibility of intercompany interest expense. The rulings received provided certainty for the Company’s tax filing positions.

The existing rulings continue in effect indefinitely, absent a change in law or practice, since the tax implications secured are consistent with the tax positions currently accepted by the Luxembourg tax authorities. As the Company has complied with the parameters of the rulings, it does not consider the rulings to include any significant risk or uncertainties. The Company will continue to assess any statutory developments, and evaluate whether additional disclosure in management’s discussion and analysis related to changes or new potential risks is required in future filings.

Comment 3. We note from your response to our prior comment 2 that one reason for the variance between the hypothetical tax expense and the actual tax expense is the exclusion or inclusion of certain items (reason 2).

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Please tell us how reason 2 differs from “Non-deductible items” in your income tax rate reconciliation. It appears that both reflect book financial statement expenses that are not deductible for tax purposes.

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It appears that reason 2 corresponds to the line “Non-United States income inclusions and exclusions” in your income tax rate reconciliation in note 9. However, from your response, it appears that reason 2 applies to both U.S. and non-U.S. jurisdictions. Please confirm our understanding.

Response: The amounts included in the line “Nondeductible items” are amounts that are disallowed by tax law. The items in “reason 2” include amounts that are not deductible by the Company due to other factors even though they are allowed by tax law. In 2014, this primarily included foreign withholding taxes that were not deducted because of insufficient income to offset these taxes in the relevant foreign jurisdictions. This deduction can be carried forward to a future period when the entity incurring the withholding tax has adequate income to absorb the deduction. Another smaller item included in “reason 2” was dividends paid to foreign countries that were not taxable in the foreign jurisdiction.
“Reason 2” corresponds to the “Non-United States income inclusions and exclusions” in Note 9 of the 2014 Form 10-K, except for the immaterial ($0.6 million) U. S. items.

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